Cypherpunk Announces Corporate Update on Current Holdings

TORONTO, July 31, 2024 - Cypherpunk Holdings Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Cypherpunk" or the "Company"), a Canadian-based holding vehicle dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem, announced an update on the Company's holdings and staking activity.

The following is a summary of the Company's investment holdings:

Solana Holdings increase to 86,294.0575 SOL

The Company announced a significant increase in its SOL holdings, to 86,294.0575 SOL ($21.6 million) currently held in Coinbase custody, including SOL used for staking. The average acquisition price of this SOL is approximately US$143, excluding commission and staking costs. As at March 31, 2024, the Company's last financial reporting period, Cypherpunk held nil SOL.

Solana Staking Revenue

Following its commitment to the Solana ecosystem by operating its own SOL validators and generating recurring revenues, the Company has generated gross revenue of 230.35 SOL ($57,639) since SOL staking commenced on June 14, 2024.

Bitcoin

The Company currently holds 56.29229277 bitcoin in Coinbase custody with a value of approximately $5.2 million, a decline of 109.9038424 bitcoin from the 166.1961351 bitcoin held at March 31, 2024. Subsequent to March 31, 2024 the Company used 44.7962054 bitcoin to exercise 20,000 SOL options with a US$147 strike price; 67 bitcoin were sold for gross proceeds of approximately $5.8 million, and 2.06 bitcoin of investment income has been realized to the date hereof.

Sale of Animoca Brand Shares

Subsequent to March 31, 2024 the Company sold its remaining 6,590,909 shares of Animoca Brands Corporation Ltd., for gross proceeds of $5.1 million to hold nil. As at March 31, 2024, the Company held 6,590,909 with a book value of $5.6 million.

Cash

As at the date hereof the Company has approximately $4.9 million in cash.

Other Investments

The company has other assets and private equity/venture capital investments with a book value of approximately $50,000 and $442,000 respectively.

Liabilities

As at the date hereof the Company has net liabilities of approximately $115,000.

About Cypherpunk Holdings Inc.

Cypherpunk Holdings is dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking information includes, but is not limited to the Company's expectation or belief regarding its investment in shares of Animoca Brand and Animoca Brand's future performance or business. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 416-480-2488

SOURCE: Cypherpunk Holdings Inc.

Media contact: cypherpunk@mgroupsc.com